FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 12, 2005 (“BlackBerry Connect to Support New Nokia Eseries Devices Based on Symbian Series 60 Platform")	Page No 2

Document 1

October 12, 2005

FOR IMMEDIATE RELEASE

BlackBerry Connect to Support New Nokia Eseries Devices Based on Symbian Series 60 Platform

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced plans to provide BlackBerry® Connect™ support for the new Nokia E60, Nokia E61 and Nokia E70 devices. The new Nokia Eseries devices announced by Nokia today are built on the Symbian operating system v9.1 and Series 60 3rd Edition software platform. BlackBerry Connect will enable customers to use their Nokia Eseries device in conjunction with industry-leading BlackBerry wireless services, including support for both BlackBerry Enterprise Server™ and BlackBerry Internet Service™.

“Mobile professionals around the world are increasingly recognizing the personal productivity and organizational workflow benefits derived from wireless email and push-based connectivity,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “RIM is working closely with Nokia to provide support for BlackBerry services on the new Nokia Eseries in order to provide carriers and customers with a broader choice of handsets while maintaining the many advantages of the BlackBerry architecture and infrastructure.”

“Today’s workforce is increasingly on the move and the business mobility market is constantly evolving,” said Dave Grannan, General Manager Email Solutions, Nokia Enterprise Solutions business group. “Nokia’s Eseries business devices coupled with applications such as BlackBerry Connect are just the types of solutions companies in today’s mobile world are seeking. We are pleased to be able to offer BlackBerry Connect across these compelling new business devices.”

BlackBerry Connect is currently available with the Nokia 9500 Communicator, Nokia 9300 smartphone and Nokia 68XX devices and supports a variety of email systems including Microsoft Exchange (v3.5 and higher), IBM Lotus Domino (v2.1 and higher) as well as many popular ISP email services.

BlackBerry Connect and the BlackBerry platform together provide a powerful and proven wireless solution that addresses the distinct architectural and operational requirements of carriers and enterprises while enabling an optimized wireless experience for users. With support for Nokia Series 60 3rd edition, RIM will provide carriers and customers around the world with a broader choice of BlackBerry-enabled devices to address the expanding market demand for wireless email services.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 12, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller